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            One National Life Drive, Montpelier, Vermont  05604

            www.sentinelinvestments.com

July 31, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jeff Long, Division of Investment Management

Re:       Sentinel Group Funds, Inc. (“Sentinel”, or the “Funds”) Annual Report on Form N-CSR (File No. 811-00214)

Ladies and Gentlemen:

Set forth below are responses to the comments to Sentinel’s Annual Report on Form N-CSR (the “Annual Report”) provided by the Securities and Exchange Commission’s (the “SEC” or “Commission”) staff to Lisa Muller, Sentinel’s secretary and counsel to Sentinel Asset Management, Inc., Sentinel’s investment advisor (the “Advisor”), by a telephone conference with Jeff Long and Jason Fox of the SEC on Tuesday, July 8, 2014 (the “Comments”).

1.                  Comment:  Mr. Long suggested that, in the average annual total return table (the “AATR table”) included in each Fund’s Management Discussion and Analysis, Sentinel consider disclosing the return of the applicable Fund’s benchmark.

Response:  Sentinel does not believe including the benchmark in a Fund’s AATR table is required; however, Sentinel will consider including benchmark returns in each Fund’s AATR table in Annual Reports in the future.

2.                  Comment:  Mr. Long noted that the disclosure included in note 8 to the Financial Statements included in the Annual Report on page 124 shows a return of capital distribution for the Government Securities Fund (the “Fund”) during the fiscal year ended November 30, 2103.  Mr. Long asked that Sentinel confirm compliance with Rule 19a-1 of the Investment Company Act of 1940 (the “Act”) with respect to this distribution.

Response:  The distribution in question was not known to be a return of capital distribution until January 2014, when the Funds began their tax work for the 2013 fiscal year.  The return of capital distribution resulted from a required increased ordinary distribution in December 2012, the first month of the 2013 fiscal year, to avoid paying excise taxes, coupled with the fact that the Fund generated distributable realized capital gains in fiscal 2012 as compared to realized capital losses in fiscal 2013.

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Securities and Exchange Commission

Attention:   Jeff Long, Division of Investment Management

July 31, 2014

The return of capital distribution in the amount of $93,325 represents only 0.41% of the Fund’s total fiscal 2013 distributions of $22,612,550, less than $.01 per share.

We note that the Form 1099-DIV for tax year 2013 provided to Fund shareholders included, in box (3), an amount representing nondividend distributions.  IRS Form 8937 was also posted to Sentinel Investments’ public website on January 15, 2014.

3.                  Comment:  Mr. Long noted that disclosure included in note 3 to the Financial Statements included in the Annual Report on page 118 indicates that the Funds are not assessed distribution fees on shares owned by NLV Financial Corporation and its affiliates.  Mr. Long asked that Sentinel explain how the non-assessment of the distribution fees on shares owned by NLV Financial Corporation and its affiliates is accounted for in the Funds’ Financial Statements.

Response: Sentinel’s distribution plans under Rule 12b-1 of the Act (the “Plans”) are reimbursement plans.  Under the Plans, the Funds reimburse Sentinel Financial Services Company (“SFSC”), the distributor of the Funds, for actual expenses incurred in distributing shares of the Funds.  Because SFSC does not incur any distribution expenses with respect to Fund shares owned by NLV Financial Corporation, the Advisor’s parent company, or its affiliates, the Funds do not reimburse SFSC for distribution expenses related to those shares.  There is no waiver of these distribution fees, rather, the Funds are not assessed distribution fees with respect to shares owned by NLV Financial Corporation and its affiliates (“NLV Fin shares”).

To the extent NLV Financial Corporation and its affiliates hold investments in any share class, all shareholders of that share class benefit from the non-assessment of distribution fees with respect to NLV Fin shares.  For example, NLV Financial Corporation and its affiliates owned 4.33% of the Capital Growth Class C shares as of November 30, 2103 (see note 3 to the Financial Statements included in the Annual Report on page 119).  This Fund’s Class C share class paid $30,086 of distribution expenses during the fiscal year (see the Statement of Operations in the Annual Report on page 84), which results in a distribution fee for the Capital Growth Fund’s Class C share class of approximately 0.94%.  We note that, in the “Annual Fund Operating Expenses” table of the Fund’s prospectus, the maximum distribution/12b-1 fee of 1.00% is shown.

4.                  Comment:   Mr. Long requested that Sentinel provide certain acknowledgements (set forth in the response below)

Response:  Sentinel hereby acknowledges that:

Securities and Exchange Commission

Attention:   Jeff Long, Division of Investment Management

July 31, 2014

1.         Sentinel is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

2.         Staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and

3.         Sentinel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further communications relating to the Annual Report to the undersigned ((802) 229-7410), or to John A. MacKinnon ((212) 839-5534) or Carol J. Whitesides ((212) 839-7316), of Sidley Austin LLP.

Sincerely yours,

/s/ Lisa Muller

Lisa Muller

Secretary